Exhibit 99.2

PACIFIC DRILLING S.A.
SPECIAL MEETING FOR HOLDERS AS OF 11/14/16
TO BE HELD ON 12/6/16

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E15159-S52585

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Notice and Proxy Statement

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Signature [PLEASE SIGN WITHIN BOX] Date

PROXY FORM

PACIFIC DRILLING S.A. (the “Company”)

Proxy Solicited for Extraordinary General Meeting on December 6, 2016

The undersigned hereby authorize(s) and appoints any director, Chief Financial Officer or Secretary of the Company, any employee of Centralis (Luxembourg) or any lawyer of Wildgen,  Partners in Law, with offices in Luxembourg each acting under his/her sole signature, to represent the undersigned at the extraordinary general meeting of shareholders of the Company to be held at 8-10 Avenue de la Gare, L-1610 Luxembourg at 10:00 a.m. (local time) or any adjournment thereof, for the purposes set forth below and in the notice of extraordinary general meeting issued by the Corporation on or around November 18, 2016.

Please mark your votes as in this example.

Item	Resolutions	FOR	AGAINST	ABSTAIN
1.	Acknowledgement of the resignation of Mr. Elias Sakellis (the Vacancy) with effect on October 27, 2016 and granting of discharge to him for the exercise of his mandate as director of the Company;
2.

Ratification of the co-optation of Antoine Bonnier, who was appointed by the Board on October 31, 2016 as a member of the Board to fill the Vacancy on a provisional basis until the next general meeting, pursuant to article 7.1(vi) of the articles of association (the Articles) of the Company and further appointment to serve as a member of the Board for a term ending at the annual general meeting of the Company to be held in 2017;

3.	Increase of the size of the Board from 9 to 11 members;
4.	Appointment of Matthew Samuels to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017;
5.	Appointment of N. Scott Fine to serve as a new member of the Board for a term ending at the annual general meeting of the Company to be held in 2017; and
6.

Authorization that any one director of the Company and/or any employee of Centralis (Luxembourg) and/or any lawyer of the law firm Wildgen,  Partners in Law, with offices in Luxembourg (each an “Authorized Person” and collectively, the “Authorized Persons”) be, and each of them acting alone and with full power of substitution, hereby is,  authorized and empowered, for and on behalf of the Company, to take such action and execute any such documents as may be required or useful for the implementation of the resolutions to be taken on the basis of the present agenda and in particular to proceed to any required filing or publication in Luxembourg as well as in the United State of America or any other jurisdiction where necessary and ratify any action taken by any Authorized Person with respect to the EGM  (including only for the Authorized Persons who are directors of the Company, the approval of the final documents and execution of the convening notices for the EGM).

Signature(s)_________________________________________________________Date:

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Name of shareholder in block letters: _______________________________________________________________________________________________